              COMMONWEALTH INCOME & GROWTH FUND II

                Supplement Dated October 2, 1996
                               To
                  Prospectus Dated May 12, 1995



CLOSING OF SALE OF ADDITIONAL UNITS

On September 12, 1996, the payments received from subscribers (subsequent to August 2, 1996) were released from escrow and have become available to the Partnership for the payment of expenses and utilization as described under "USE OF PROCEEDS" and the Partnership accepted subscriptions from investors totaling approximately $677,000 (34,000 Limited Partnership Units).

ACQUISITION OF EQUIPMENT

On September 5, 1996, the Partnership purchased thirteen Hewlett Packard Workstations for approximately $305,000. The Equipment is subject to a 36 month lease with Johnson Controls, Inc. The monthly rent during the term of the lease is approximately $8,000.

The Partnership has committed to purchase one Silicon Graphics Inc. Enterprise Server for approximately $263,000. The Equipment is subject to a 36 month lease with Honda Research & Development. The monthly rent during the term of the lease is expected to be approximately $7,100.